UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 13, 2020, the Board of Directors of Summit Therapeutics plc (the “Company”) elected Ujwala Mahatme to serve as a non-executive director of the Company.

In connection with her election as a director, Ms. Mahatme was granted options to buy 213,340 American Depositary Shares (“ADSs”) in the aggregate. The options to buy ADSs have an exercise price of $3.16 per ADS. The exercise prices of the options to buy ADSs represent the closing price of the Company’s ADSs listed on the Nasdaq Global Market on July 13, 2020, the date of the grant.

With respect to the grant, 200,000 of the options to buy ADSs shall vest in four equal annual installments of 50,000 each, with the first such installment occurring on the one year anniversary of the grant date, and the remaining 13,340 of the options to buy ADSs shall vest in full on December 31, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: July 14, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer